Form 99.35 Summary of Changes to Form SBSE dated March 1, 2023 due to acquisition of Cowen Financial Product's LLC indirect parent Cowen Inc. by Toronto-Dominion Bank.

<u>Change #1</u>:

Question 13B: *Directly or indirectly, is applicant controlled by any bank holding company or does applicant control, is applicant controlled by, or is applicant under common control any bank or any foreign bank*

Change to **YES**

Also completed Schedule 13B of Schedule D

<u>Change #2</u>

Schedule B-Adding 3 Indirect Owners

<u>Change #3</u>

Section IV Item 12A of Form SBSE Schedule D-included description the nature of the control agreement for the 1 added entity (The Toronto-Dominion Bank) and added two additional control persons (no further option to include additional entities in the form) including description of control relationship

Section IV	**Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings**
(Check one) [ ] Item 11A [ ] Item 11B [x] Item 12A [ ] Item 12B Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the "Effective Date" box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.	

Firm or Organization Name The Toronto-Dominion Bank	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) CIK-0000947263

Business Address (Street, City, State/Country, Zip + 4 Postal Code) TD BANK TOWER 66 WELLINGTON STREET WEST TORONTO, ONTARIO, CANADA MSK 1A2	Effective Date MM DD YYYY 03 /01 /2023	Effective Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Effective Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS AN INDIRECT OWNER AND ULTIMATE PARENT OF THE APPLICANT

Section IV	**Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings**

(Check one) [] Item 11A [ ] Item 11B [x] Item 12A [ ] Item 12B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the “Effective Date” box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name TORONTO DOMINION HOLDINGS (U.S.A.), INC.	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK

	Number (if any) UIC/LEI: 549300YQDGZ24IX40M56	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 1 VANDERBILT AVE. NEW YORK, NY 10017	Effective Date MM DD YYYY 03 /01 /2023	Effective Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Effective Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary.

TORONTO DOMINION HOLDINGS (U.S.A.), INC. IS THE PARENT OF COWEN INC. AND AN INDIRECT OWNER OF THE APPLICANT.

Section IV	**Record Maintenance Arrangements / Business Arrangements / Control Persons / Financings**

(Check one) [] Item 11A [] Item 11B [x] Item 12A [ ] Item 12B

Applicant must complete a separate Schedule D Page 1 for each affirmative response in this section including any multiple responses to any item. Complete the “Effective Date” box with the Month, Day and Year that the arrangement or agreement became effective. When reporting a change or termination of an arrangement, enter the effective date of the change.

Firm or Organization Name TD GROUP US HOLDINGS LLC	SEC File, CRD, NFA, IARD, UIC, foreign business No., and/or CIK Number (if any) UIC/LEI: 549300ARWZ5E3L64UH29	
Business Address (Street, City, State/Country, Zip + 4 Postal Code) 251 LITTLE FALLS DRIVE WILMINGTON, DE 19808	Effective Date MM DD YYYY 3 /01 /2023	Effective Date MM DD YYYY / /
Individual Name	CRD, NFA, and/or IARD Number (if any)	
Business Address (if applicable) (Street, City, State/Country, Zip + 4 Postal Code)	Effective Date MM DD YYYY / /	Effective Date MM DD YYYY / /

Briefly describe the nature of the arrangement with respect to books or records (ITEM 11A); the nature of the execution, trading, custody, clearing or settlement arrangement (ITEM 11B);the nature of the control or agreement (ITEM 12A); or the method and amount of financing (ITEM 12B). Use reverse side of this sheet for additional comments if necessary.

TD GROUP US HOLDINGS LLC IS AN INTERMEDIATE HOLDING COMPANY, THE INDIRECT OWNER OF THE APPLICANT, AND A SUBSIDIARY OF THE TORONTO-DOMINION BANK

Change #4-adding additional affiliates to 13A that could not be included in the Form SBSE

SBSD Schedule D

Section V	**Complete this section for control issues relating to ITEM 13A only.**		
The details supplied relate to: Cowen Financial Products LLC			
16	Partnership, Corporation, or Organization Name TD Investment Services, Inc.	CRD Number (if any)	UIC Number (if any)

(check only one)
This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant

Business Address (Street, City, State/Country, Zip + 4/Postal Code)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
TD BANK TOWER 66 WELLINGTON STREET WEST TORONTO, ONTARIO, CANADA MSK 1A2	03 /01/2023	/ /

Is Partnership, Corporation or Organization a foreign entity”	If Yes, provide country of domicile or incorporation”	Check “Yes” or “No” for activities of this partnership Corporation, or organiz: Securities Activities:	Investment Advisory Activities:
[x] Yes [ ] No	Canada	[x] Yes [ ] No	: [ ] Yes [x] No

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE
APPLICANT AND TD INVESTMENT SERVICES, INC., A CANADIAN MUTUAL FUND DEALER

17.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
	TD Prime Services LLC	1914	

(check only one)

<table>
<tr><td colspan="4">This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant</td></tr>
<tr><td colspan="2">Business Address (Street, City, State/Country, Zip + 4/Postal Code)

1 VANDERBILT AVE.
NEW YORK, NY 10017</td><td>Effective Date
MM DD YYYY

03 /01 /2023</td><td>Termination Date
MM DD YYYY

/ /</td></tr>
<tr><td>Is Partnership, Corporation or Organization a foreign entity”

[ ] Yes [x] No</td><td>If Yes, provide country of domicile or incorporation”</td><td>Check “Yes” or “No” for activities of this partnership
Corporation, or organiz: Securities
Activities: [x] Yes [ ] No</td><td>Investment Advisory
Activities: : [ ] Yes [x] No</td></tr>
<tr><td colspan="4">Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TD PRIME SERVICES LLC</td></tr>
</table>

Section V	**Complete this section for control issues relating to ITEM 13A only.**		
The details supplied relate to: Cowen Financial Products LLC			
18.	Partnership, Corporation, or Organization Name TD Private Client Wealth LLC	CRD Number (if any) 164484	UIC Number (if any)
(check only one) This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant			
Business Address (Street, City, State/Country, Zip + 4/Postal Code) 1 VANDERBILT AVE. NEW YORK, NY 10017		Effective Date MM DD YYYY 03 /01/2023	Termination Date MM DD YYYY / /

Is Partnership, Corporation or Organization a foreign entity"	If Yes, provide country of domicile or incorporation"	Check "Yes" or "No" for activities of this partnership Corporation, or organiz: Securities Activities: [x] Yes [ ] No	Investment Advisory Activities: : [x] Yes [ ] No
[ ] Yes [x] No			

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TD PRIVATE CLIENT WEALTH LLC

19.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
	TD Securities (USA) LLC	18476	
(check only one) This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant			

<table>
<tr><td>Business Address (Street, City, State/Country, Zip + 4/Postal Code)

1 VANDERBILT AVE.
NEW YORK, NY 10017</td><td>Effective Date
MM DD YYYY

03 /01 /2023</td><td>Termination Date
MM DD YYYY

/ /</td></tr>
</table>

<table>
<tr><td>Is Partnership, Corporation or Organization a foreign entity”

[ ] Yes [x] No</td><td>If Yes, provide country of domicile or incorporation”</td><td>Check “Yes” or “No” for activities of this partnership
Corporation, or organiz: Securities
Activities: [x] Yes [ ] No</td><td>Investment Advisory
Activities: : [ ] Yes [x] No</td></tr>
</table>

<table>
<tr><td>Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TD SECURITIES (USA) LLC</td></tr>
</table>

Section V	Complete this section for control issues relating to ITEM 13A only.

The details supplied relate to: Cowen Financial Products LLC

20.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
	TD Securities Automated Trading LLC	154838	

(check only one)
This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant

Business Address (Street, City, State/Country, Zip + 4/Postal Code)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
71 S. Wacker Dr. Ste 2940 Chicago, IL 60606	03 /01/2023	/ /

Is Partnership, Corporation or Organization a foreign entity”	If Yes, provide country of domicile or incorporation”	Check “Yes” or “No” for activities of this partnership Corporation, or organiz:	
[ ] Yes [x] No		Securities Activities: [x] Yes [ ] No	Investment Advisory Activities: : [ ] Yes [x] No

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TD SECURITIES AUTOMATED TRADING LLC

21.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
	TD Securities Inc.		

(check only one)
This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant

<table>
<tr><td colspan="3">Business Address (Street, City, State/Country, Zip + 4/Postal Code)

TD BANK TOWER
66 WELLINGTON STREET WEST
TORONTO, ONTARIO, CANADA MSK 1A2</td><td>Effective Date
MM DD YYYY

03 /01 /2023</td><td colspan="2">Termination Date
MM DD YYYY

/ /</td></tr>
<tr><td>Is Partnership, Corporation or Organization a foreign entity”

[x] Yes [ ] No</td><td>If Yes, provide country of domicile or incorporation”
Canada</td><td colspan="3">Check “Yes” or “No” for activities of this partnership
Corporation, or organiz: Securities
Activities: [x] Yes [ ] No</td><td>Investment Advisory
Activities: : [ ] Yes [x] No</td></tr>
<tr><td colspan="6">Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TD SECURITIES INC.</td></tr>
</table>

Section V	Complete this section for control issues relating to ITEM 13A only.

The details supplied relate to: Cowen Financial Products LLC

22.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
	TD WATERHOUSE PRIVATE INVESTMENT COUNSEL INC.		

(check only one)
This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant

Business Address (Street, City, State/Country, Zip + 4/Postal Code)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
TD BANK TOWER 66 WELLINGTON STREET WEST TORONTO, ONTARIO, CANADA MSK 1A2	03 /01/2023	/ /

Is Partnership, Corporation or Organization a foreign entity”	If Yes, provide country of domicile or incorporation”	Check “Yes” or “No” for activities of this partnership Corporation, or organiz:	
[x] Yes [ ] No	Canada	Securities Activities: [x] Yes [ ] No	Investment Advisory Activities: : [ ] Yes [x] No

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TD WATERHOUSE PRIVATE INVESTMENT COUNSEL INC.

23.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
	TORONTO DOMINION (SOUTH EAST ASIA) LIMITED		

(check only one)
This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant

<table>
<tr><td colspan="3">Business Address (Street, City, State/Country, Zip + 4/Postal Code)

1 TEMASEK AVENUE
#15-02 MILLENIA TOWER
SINGAPORE,
REPUBLIC OF SINGAPORE 039192</td><td>Effective Date
MM DD YYYY

03 /01 /2023</td><td>Termination Date
MM DD YYYY

/ /</td></tr>
<tr><td>Is Partnership, Corporation or Organization a foreign entity”

[x] Yes [ ] No</td><td>If Yes, provide country of domicile or incorporation”
Republic of Singapore</td><td colspan="2">Check “Yes” or “No” for activities of this partnership
Corporation, or organiz: Securities
Activities: [x] Yes [ ] No</td><td>Investment Advisory
Activities: : [x] Yes [ ] No</td></tr>
<tr><td colspan="5">Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TORONTO DOMINION (SOUTH EAST ASIA) LIMITED.</td></tr>
</table>

Section V	Complete this section for control issues relating to ITEM 13A only.

The details supplied relate to: Cowen Financial Products LLC

24.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
	TD Securities Limited		

(check only one)
This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant

Business Address (Street, City, State/Country, Zip + 4/Postal Code)	Effective Date MM DD YYYY	Termination Date MM DD YYYY
TRITON COURT 14/18 FINSBURY SQUARE LONDON, ENGLAND, UNITED KINGDOM EC2A 1DB	03 /01/2023	/ /

Is Partnership, Corporation or Organization a foreign entity”	If Yes, provide country of domicile or incorporation”	Check “Yes” or “No” for activities of this partnership Corporation, or organiz: Securities Activities: [ ] Yes [x] No	Investment Advisory Activities: : [x] Yes [ ] No
[x] Yes [ ] No	United Kingdom		

Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TD SECURITIES LIMITED

25.	Partnership, Corporation, or Organization Name	CRD Number (if any)	UIC Number (if any)
	TD Waterhouse Canada Inc.		

(check only one)

<table>
<tr><td colspan="6">This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant</td></tr>
<tr><td colspan="3">Business Address (Street, City, State/Country, Zip + 4/Postal Code)

TD BANK TOWER
66 WELLINGTON STREET WEST
TORONTO, ONTARIO, CANADA MSK 1A2</td><td>Effective Date
MM DD YYYY

03 /01 /2023</td><td colspan="2">Termination Date
MM DD YYYY

/ /</td></tr>
<tr><td>Is Partnership, Corporation or Organization a foreign entity”

[x] Yes [ ] No</td><td>If Yes, provide country of domicile or incorporation”
Canada</td><td colspan="3">Check “Yes” or “No” for activities of this partnership
Corporation, or organiz: Securities
Activities: [x] Yes [ ] No</td><td>Investment Advisory
Activities: : [ ] Yes [x] No</td></tr>
<tr><td colspan="6">Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TD WATERHOUSE CANADA INC., A CANADIAN BASED DISCOUNT BROKER.</td></tr>
</table>

<table>
<tr><td>26.</td><td>Partnership, Corporation, or Organization Name

TORONTO DOMINION AUSTRALIA LIMITED</td><td>CRD Number (if any)</td><td colspan="2">UIC Number (if any)</td></tr>
<tr><td colspan="5">(check only one)
This Partnership, Corporation, or Organization [ ] controls applicant [ ] is controlled by applicant [x] is under common control with applicant</td></tr>
<tr><td colspan="2">Business Address (Street, City, State/Country, Zip + 4/Postal Code)

L 24 9 CASTLEREAGH STREET
SYDNEY, NSW, AUSTRALIA 2000</td><td>Effective Date
MM DD YYYY

03 /01 /2023</td><td colspan="2">Termination Date
MM DD YYYY

/ /</td></tr>
<tr><td>Is Partnership, Corporation or Organization a foreign entity”

[x] Yes [ ] No</td><td>If Yes, provide country of domicile or incorporation”
Australia</td><td colspan="2">Check “Yes” or “No” for activities of this partnership
Corporation, or organiz: Securities
Activities: [x] Yes [ ] No</td><td>Investment Advisory
Activities: : [ ] Yes [x] No</td></tr>
<tr><td colspan="5">Briefly describe the control relationship. Use reverse side of this sheet for additional comments if necessary.

THE TORONTO-DOMINION BANK IS THE ULTIMATE PARENT OF BOTH THE APPLICANT AND TORONTO DOMINION AUSTRALIA LIMITED.</td></tr>
</table>

<u>Change #5 -</u>Regulatory Disclosure Page

Added two affiliates with disclosures: TD Prime Services LLC and TD Securities (USA) LLC

I also checked off 14E(4) due to a DRP for TD Prime Services LLC related to a former control affiliate (Albert Fried Jr.) of a predecessor entity called Albert Fried—disclosure dates to 1980.